# Dreyfus Premier Emerging Markets Fund

**ANNUAL REPORT** May 31, 2007



Dreyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Emerging Markets Fund, covering the 12-month period from June 1, 2006, through May 31, 2007.

Conditions in the global economy have remained relatively robust, even as U.S. economic growth has moderated. While we expect the global expansion to continue, it probably will do so at a somewhat reduced pace as softer U.S. consumer and business spending reduces demand for imports and some high-flying emerging markets, notably China, take steps to reduce unsustainably high growth rates. These factors may compel global investors to proceed with a sense of greater caution.

The U.S. dollar, however, has continued to decline relative to most other currencies, making investments denominated in foreign currencies more valuable for U.S. residents. We expect this trend to persist, as a stubborn U.S. trade deficit and stronger economic growth in some overseas markets continue to attract global capital away from U.S. markets and toward those with higher potential returns. These factors, combined with a weakening U.S. dollar, could lead to new opportunities and challenges in international equity markets. As always, your financial advisor can help you position your investments for these developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 15, 2007



## DISCUSSION OF FUND PERFORMANCE

*For the period of June 1, 2006, through May 31, 2007, as provided by D. Kirk Henry, Senior Portfolio Manager*

### Market and Fund Performance Overview

The emerging markets continued to advance during the reporting period, benefiting from an expanding global economy and robust demand for natural resources. In addition, low global interest rates, benign inflation in many regions, rising disposable incomes and prudent economic reforms have enabled many developing markets to become greater contributors to the global economy. Although the fund participated in the market's gains to a significant degree, its returns fell short of the benchmark's, due mainly to disappointing security selections in the technology sector and reduced exposure to commodities stocks that no longer met our value-oriented criteria.

For the period from June 1, 2006, through May 31, 2007, the fund produced total returns of 32.36% for its Class A shares, 31.36% for Class B shares, 31.43% for Class C shares, 32.78% for Class I shares and 31.83% for Class T shares.[1] This compares with a 38.59% total return provided by the Morgan Stanley Capital International Emerging Markets Index (MSCI EM Index), the fund's benchmark, for the same period.[2]

Effective 6/1/07, Class R shares were renamed Class I shares.

### The Fund's Investment Approach

The fund seeks long-term capital growth. In seeking to do so, the fund invests at least 80% of its assets in the stocks of companies organized, or with a majority of assets or business, in countries generally represented in the MSCI EM Index. Normally, the fund will not invest more than 25% of its total assets in any single emerging market country. We identify potential investments through quantitative and fundamental research, using a value-oriented approach that emphasizes individual stock selection over economic and industry trends. We assess how a stock is valued relative to its intrinsic worth, the company's efficiency and profitability, and the presence of a catalyst that could trigger an increase in the stock's price in the near- or intermediate term.

### Emerging Markets Continued to Advance in Expanding Global and Domestic Economies

As they have for some time, the world's emerging equity markets continued to post highly competitive returns during the reporting period, with gains fueled by strong demand for exports and increased domestic consumption by a growing middle class. Gains were particularly robust among commodities producers as a number of former third-world countries continued to build their industrial infrastructures. While the fund benefited from these trends, we began to reduce its exposure to basic materials producers as their valuations reached richer levels. However, materials stocks continued to gain value, and the fund's underweighted position prevented it from participating more fully in their gains.

Instead, we have been increasing the fund's exposure to companies that we believe are poised to benefit from greater domestic consumption. For example, the fund received strong contributions from its South Africa holdings. Retailer Edgars Consolidated Stores was acquired by another company, and paper and forest products firm Sappi rebounded when its manufacturing costs moderated along with oil and gas prices. The fund also benefited from its position in Sasol, a synthetic fuel producer, as we increased the fund's exposure to the company when oil prices rose during the reporting period, and we decreased exposure when oil prices retreated.

Malaysia's stock market rallied after the country adopted the "Ninth Malaysian Plan," a comprehensive expansion of government investment in various infrastructure projects and public works. Notable winners included Gamuda, a construction firm, and Sime Darby, the country's oldest and largest conglomerate, which secured a major project for its engineering subsidiary. The fund's exposure to the banking industry in the Philippines produced some of the emerging markets' better returns as declining interest rates led to higher levels of lending activity. In addition, utility Manila Electric advanced during the reporting period on the heels of long-awaited governmental reforms.

On the other hand, the fund received disappointing results from the technology sector, where a number of semiconductor holdings suffered due to pricing pressures in an oversupplied market. In India, the fund's limited exposure to software companies, which we deemed too expensive, and emphasis on state-owned refiners Bharat Petroleum and Hindustan Petroleum detracted from relative performance. Exporters in South Korea, such as Hyundai Motor, Samsung Electronics and LG Electronics, were hurt by the declining value of the U.S. dollar. Finally, the fund's limited participation in a number of IPOs in China's banking industry held back its relative performance.

## Smaller-Cap Stocks Gaining Favor with Global Investors

As of the end of the reporting period, we believe that we have seen a marginal reversal in leadership in the emerging markets, in which small- and midcap stocks have become more attractive to investors. Investors apparently have become more comfortable investing in smaller, more speculative stocks, as a growing number of companies have demonstrated their ability to generate gains over an extended period of time. The emerging markets also have benefited from increased mergers-and-acquisitions activity, a trend we believe is likely to continue. Our investment strategy recently has led us to companies with strong balance sheets and strong cash flows, qualities frequently sought in takeover candidates.

June 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of gross dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Emerging Markets (MSCI EM) Index is a market capitalization-weighted index composed of companies representative of the market structure of 26 emerging market countries in Europe, Latin America and the Pacific Basin.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Emerging Markets Fund Class A shares and the Morgan Stanley Capital International Emerging Markets Index

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance.*

*The above graph compares a $10,000 investment made in Class A shares of Dreyfus Premier Emerging Markets Fund on 5/31/97 to a $10,000 investment made in the Morgan Stanley Capital International Emerging Markets Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class B, Class C, Class I and Class T shares will vary from the performance of Class A shares shown above due to differences in charges and expenses.*

*The fund's performance shown in the line graph above takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is a market capitalization-weighted index composed of companies representative of the market structure of 26 emerging market countries in Europe, Latin America and the Pacific Basin. The Index excludes closed markets and those shares in otherwise free markets that are not purchasable by foreigners. The Index includes gross dividends reinvested and does not take into account charges, fees and other expenses. These factors can contribute to the Index potentially outperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 5/31/07*

| | Inception Date | 1 Year | 5 Years | 10 Years |
|---|---|---|---|---|
| **Class A shares** | | | | |
| *with maximum sales charge (5.75%)* | | 24.72% | 22.54% | 12.93% |
| *without sales charge* | | 32.36% | 24.01% | 13.61% |
| **Class B shares** | | | | |
| *with applicable redemption charge †* | 11/15/02 | 27.36% | 22.98%†††† | 13.56%†††, †††† |
| *without redemption* | 11/15/02 | 31.36% | 23.16%†††† | 13.56%†††, †††† |
| **Class C shares** | | | | |
| *with applicable redemption charge ††* | 11/15/02 | 30.43% | 23.22%†††† | 13.25%†††† |
| *without redemption* | 11/15/02 | 31.43% | 23.22%†††† | 13.25%†††† |
| **Class I shares** | 11/15/02 | 32.78% | 24.40%†††† | 13.79%†††† |
| **Class T shares** | | | | |
| *with maximum sales charge (4.5%)* | 11/15/02 | 25.88% | 22.40%†††† | 12.87%†††† |
| *without sales charge* | 11/15/02 | 31.83% | 23.54%†††† | 13.39%†††† |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

††† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

†††† *The total return performance figures presented for Class B, C, I and T shares of the fund represent the performance of the fund's Class A shares for periods prior to November 15, 2002 (the inception date for Class B, C, I and T shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Emerging Markets Fund from December 1, 2006 to May 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended May 31, 2007

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 9.44 | $ 13.33 | $ 13.22 | $ 7.84 | $ 11.09 |
| Ending value (after expenses) | $1,150.80 | $1,147.10 | $1,147.10 | $1,152.90 | $1,149.20 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended May 31, 2007

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 8.85 | $ 12.49 | $ 12.39 | $ 7.34 | $ 10.40 |
| Ending value (after expenses) | $1,016.16 | $1,012.52 | $1,012.62 | $1,017.65 | $1,014.61 |

† *Expenses are equal to the fund's annualized expense ratio of 1.76% for Class A, 2.49% for Class B, 2.47% for Class C, 1.46% for Class R and 2.07% for Class T; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

May 31, 2007

| Common Stocks—95.4% | Shares | | Value ($) |
|---|---|---|---|
| **Argentina—.2%** | | | |
| Petrobras Energia Participaciones, ADR | 215,700 | a | **2,491,335** |
| **Brazil—9.7%** | | | |
| Banco Itau Holding Financeira, ADR | 123,220 | | 5,432,770 |
| Banco Nossa Caixa | 305,200 | | 5,556,441 |
| Brasil Telecom Participacoes, ADR | 75,750 | | 4,711,650 |
| Braskem, ADR | 134,900 | | 2,283,857 |
| Centrais Eletricas Brasileiras | 159,442 | | 4,252,731 |
| Cia Brasileira de Distribuicao Grupo Pao de Acucar, ADR | 379,680 | | 12,802,810 |
| Cia de Saneamento Basico do Estado de Sao Paulo | 16,146 | | 2,592,030 |
| CPFL Energia | 275,000 | | 5,142,323 |
| Empresa Brasileira de Aeronautica, ADR | 152,120 | | 7,374,777 |
| Grendene | 627,800 | | 7,761,084 |
| Petroleo Brasileiro, ADR | 369,649 | | 39,981,236 |
| Tam, ADR | 163,531 | | 5,556,783 |
| Tele Norte Leste Participacoes, ADR | 1,204,050 | | 22,888,990 |
| Telemig Celular Rights | 41,366 | a | 17,189 |
| Unibanco—Uniao de Bancos Brasileiros, GDR | 118,670 | | 13,327,828 |
| Votorantim Celulose e Papel, ADR | 270,210 | | 5,844,642 |
| | | | **145,527,141** |
| **Chile—.5%** | | | |
| Compania Cervecerias Unidas, ADR | 202,140 | | **7,014,258** |
| **China—4.9%** | | | |
| Bank of China, Cl. H | 11,705,000 | a | 5,741,346 |
| China Telecom, Cl. H | 29,393,800 | | 15,810,607 |
| Huadian Power International, Cl. H | 6,883,000 | | 3,622,956 |
| Huaneng Power International, Cl. H | 7,247,600 | | 7,462,662 |
| Sinotrans, Cl. H | 19,319,500 | | 8,684,534 |
| TPV Technology | 13,842,000 | | 9,448,646 |
| Weiqiao Textile, Cl. H | 6,475,100 | | 14,395,929 |
| Yanzhou Coal Mining, Cl. H | 5,921,100 | | 7,628,583 |
| | | | **72,795,263** |
| **Czech Republic—.8%** | | | |
| Komercni Banka | 65,720 | | **12,115,323** |
| **Egypt—.2%** | | | |
| El Ezz Steel Rebars | 266,110 | | **2,407,791** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---:|---:|
| **Hong Kong—4.7%** | | |
| Brilliance China Automotive Holdings | 12,394,000 a | 2,888,859 |
| China Power International Development | 3,049,400 | 1,640,239 |
| CNOOC | 27,383,100 | 25,916,155 |
| Denway Motors | 29,543,300 | 12,939,831 |
| Global Bio-Chem Technology Group | 17,472,700 | 6,825,011 |
| Shanghai Industrial Holdings | 4,163,500 | 12,263,937 |
| Texwinca Holdings | 10,111,300 | 7,264,628 |
| | | **69,738,660** |
| **Hungary—.5%** | | |
| Magyar Telekom Telecommunications | 1,375,333 | **6,889,231** |
| **India—6.7%** | | |
| Andhra Bank | 1,063,703 | 2,291,187 |
| Bharat Petroleum | 1,484,836 | 13,208,423 |
| GAIL India | 455,840 | 3,419,223 |
| GAIL India, GDR | 77,100 b | 3,323,010 |
| Hero Honda Motors | 94,545 | 1,702,204 |
| Hindalco Industries | 1,873,370 | 6,535,335 |
| Hindalco Industries, GDR | 1,591,000 b | 5,496,905 |
| Hindalco Industries, GDR (Prepaid Shares) | 241,990 b,c | 524,437 |
| Hindustan Petroleum | 1,856,883 | 13,339,744 |
| India Cements | 528,080 a | 2,349,711 |
| Jet Airways India | 215,082 | 4,098,411 |
| Mahanagar Telephone Nigam | 2,519,240 | 9,542,652 |
| Mahanagar Telephone Nigam, ADR | 83,381 | 600,343 |
| Oil & Natural Gas | 458,944 | 10,241,899 |
| Reliance Energy | 200,770 | 2,649,267 |
| State Bank of India | 248,500 | 8,323,749 |
| State Bank of India, GDR | 159,500 b | 13,079,000 |
| | | **100,725,500** |
| **Indonesia—.8%** | | |
| Gudang Garam | 6,056,400 | 7,615,956 |
| Indosat | 6,654,600 | 5,088,767 |
| | | **12,704,723** |
| **Israel—2.8%** | | |
| Bank Hapoalim | 268,083 | 1,449,204 |
| Bank Leumi Le-Israel | 1,408,200 | 5,967,360 |
| Check Point Software Technologies | 203,256 a | 4,748,060 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Israel (continued)** | | |
| Israel Discount Bank | 3,869,898 [a] | 8,896,197 |
| Teva Pharmaceutical Industries, ADR | 549,710 | 21,548,632 |
| | | **42,609,453** |
| **Malaysia–4.3%** | | |
| AMMB Holdings | 3,787,800 | 4,369,038 |
| Gamuda | 1,737,600 | 4,524,867 |
| Malayan Banking | 6,502,100 | 23,150,040 |
| PLUS Expressways | 2,505,100 | 2,240,843 |
| Proton Holdings | 731,900 | 1,152,174 |
| Resorts World | 10,722,100 | 10,158,941 |
| Sime Darby | 5,843,500 | 17,194,350 |
| Telekom Malaysia Berhad | 441,000 | 1,349,537 |
| | | **64,139,790** |
| **Mexico–5.2%** | | |
| Cemex (Units) | 3,123,344 | 12,125,004 |
| Cemex, ADR | 155,660 | 6,052,061 |
| Coca-Cola Femsa, ADR | 326,870 | 13,140,174 |
| Controladora Comercial Mexicana (Units) | 4,581,700 | 12,451,778 |
| Embotelladoras Arca | 642,400 | 2,328,814 |
| Gruma, Cl. B | 1,280,300 | 4,492,364 |
| Grupo Continental | 4,396,550 | 9,820,761 |
| Kimberly-Clark de Mexico, Cl. A | 928,100 | 3,938,959 |
| Telefonos de Mexico, ADR, Ser. L | 321,090 | 12,984,880 |
| | | **77,334,795** |
| **Philippines–1.1%** | | |
| ABS-CBN Holdings | 4,055,100 | 2,849,530 |
| Bank of the Philippine Islands | 4,786,181 | 7,140,464 |
| Manila Electric, Cl. B | 2,075,264 | 4,217,834 |
| SM Prime Holdings | 3,254,300 | 861,950 |
| Union Bank of the Philippines | 1,451,900 | 2,009,116 |
| | | **17,078,894** |
| **Poland–1.1%** | | |
| Polski Koncern Naftowy Orlen | 288,950 [a] | 4,992,474 |
| Telekomunikacja Polska | 1,561,685 | 11,566,405 |
| | | **16,558,879** |
| **Russia–4.9%** | | |
| Cherepovets | 125,990 [b] | 1,615,633 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Russia (continued)** | | |
| Gazprom, ADR | 935,735 | 34,154,327 |
| LUKOIL, ADR | 387,735 | 29,090,788 |
| MMC Norilsk Nickel, ADR | 8,160 | 1,555,191 |
| Surgutneftegaz, ADR | 58,400 | 3,163,347 |
| VTB Bank | 397,700 [a,b] | 4,494,010 |
| | | **74,073,296** |
| **South Africa−7.2%** | | |
| Alexander Forbes | 2,746,918 [a] | 6,453,190 |
| Aspen Pharmacare | 1,754,496 [a] | 9,556,743 |
| Bidvest Group | 373,436 | 7,573,199 |
| Ellerine Holdings | 553,820 | 6,118,709 |
| Nampak | 4,064,721 | 12,198,379 |
| Nedbank Group | 1,180,600 | 24,235,215 |
| Sanlam | 3,955,861 | 12,808,779 |
| Sappi | 574,919 | 10,742,158 |
| Sasol | 256,780 | 9,358,134 |
| Steinhoff International Holdings | 2,785,207 | 9,108,082 |
| | | **108,152,588** |
| **South Korea−19.7%** | | |
| Cheil Industries | 88,640 | 3,793,056 |
| Hana Financial Group | 80,881 | 4,097,448 |
| Hanwha Chemical | 214,920 | 4,517,316 |
| Hynix Semiconductor | 283,227 [a] | 8,776,908 |
| Hyundai Department Store | 59,657 | 7,362,680 |
| Hyundai Development | 85,234 | 5,944,101 |
| Hyundai Mobis | 180,988 | 16,425,966 |
| Hyundai Motor | 253,740 | 17,968,977 |
| INI Steel | 107,730 | 6,444,640 |
| Kookmin Bank | 255,657 | 23,175,159 |
| Kookmin Bank, ADR | 62,672 | 5,664,922 |
| Korea Electric Power | 437,085 | 19,245,403 |
| KT | 52,080 | 2,486,816 |
| KT, ADR | 693,060 | 16,668,093 |
| Kumho Tire | 826,320 | 11,801,390 |
| Kumho Tire, GDR | 226,100 [b] | 1,614,564 |
| LG Chem | 42,637 | 3,148,084 |
| LG Electronics | 203,279 | 15,337,677 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **South Korea (continued)** | | |
| LG.Philips LCD | 119,050 [a] | 4,933,950 |
| Lotte Shopping | 43,277 | 18,005,844 |
| POSCO | 25,048 | 12,041,399 |
| POSCO, ADR | 21,260 | 2,536,318 |
| S-Oil | 61,346 | 5,051,829 |
| Samsung Electronics | 70,002 | 40,367,631 |
| Samsung SDI | 61,423 | 3,608,250 |
| Samsung Securities | 57,621 | 3,974,933 |
| Shinhan Financial Group | 200,630 | 12,391,376 |
| SK Telecom | 6,999 | 1,523,900 |
| SK Telecom, ADR | 644,860 | 17,320,940 |
| | | **296,229,570** |
| **Taiwan—14.0%** | | |
| BenQ | 9,500,450 [a] | 3,479,808 |
| China Motor | 8,123,614 | 7,131,370 |
| Chinatrust Financial Holding | 15,604,456 | 11,832,651 |
| Chunghwa Telecom, ADR | 928,030 | 17,465,525 |
| Compal Electronics | 15,202,484 | 13,805,797 |
| Compal Electronics, GDR | 2,084,457 [b] | 9,651,037 |
| First Financial Holding | 21,351,446 | 14,186,900 |
| Fubon Financial Holding | 6,842,000 | 5,975,229 |
| Mega Financial Holding | 6,230,000 | 3,771,757 |
| Nan Ya Printed Circuit Board | 979,000 | 5,334,342 |
| Nien Hsing Textile | 5,783,000 | 3,824,990 |
| Nien Made Enterprises | 3,114,380 | 3,049,801 |
| Powerchip Semiconductor | 4,436,000 | 2,638,638 |
| Quanta Computer | 13,431,877 | 20,329,767 |
| Radiant Opto-Electronics | 2,430,500 | 3,862,608 |
| SinoPac Financial Holdings | 37,395,103 | 16,300,575 |
| Taiwan Cement | 3,229,885 | 3,040,697 |
| Taiwan Semiconductor Manufacturing | 1,538,000 | 3,175,166 |
| Taiwan Semiconductor Manufacturing, ADR | 571,200 | 6,231,792 |
| Tatung | 14,892,000 [a] | 6,356,204 |
| United Microelectronics | 46,261,433 [a] | 26,887,226 |
| United Microelectronics, ADR | 3,330,432 | 11,123,643 |
| Yageo | 22,200,200 [a] | 9,945,905 |
| | | **209,401,428** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Thailand–3.9%** | | |
| Bangkok Bank | 2,306,600 | 8,132,693 |
| C.P. Seven Eleven | 4,653,800 | 1,414,529 |
| Charoen Pokphand Foods | 47,341,000 | 6,878,115 |
| Delta Electronics Thai | 4,156,500 | 2,362,509 |
| Italian-Thai Development | 15,346,100 a | 2,775,359 |
| Kasikornbank | 4,578,100 | 9,810,214 |
| Krung Thai Bank | 20,698,000 | 6,857,392 |
| PTT | 932,600 | 7,200,012 |
| Siam Commercial Bank | 2,276,500 | 4,774,422 |
| Siam Makro | 1,293,500 | 3,813,663 |
| Thai Airways International | 2,302,400 | 3,096,693 |
| Thai Union Frozen Products | 2,524,200 | 1,764,638 |
| | | **58,880,239** |
| **Turkey–2.0%** | | |
| Petrol Ofisi | 565,870 | 2,920,619 |
| Turk Sise ve Cam Fabrikalari | 198,290 | 805,201 |
| Turkcell Iletisim Hizmetleri | 1,806,400 | 12,134,072 |
| Turkiye Is Bankasi, Cl. C | 2,861,750 | 13,358,453 |
| | | **29,218,345** |
| **United Kingdom–.2%** | | |
| JKX Oil & Gas | 351,970 | **2,295,057** |
| **Total Common Stocks** | | |
| (cost $1,035,406,917) | | **1,428,381,559** |

| Preferred Stocks–3.0% | | |
|---|---|---|
| **Brazil:** | | |
| Braskem, Cl. A | 922,400 | 7,857,552 |
| Centrais Eletricas Brasileiras, Cl. B | 296,347 | 7,773,477 |
| Cia de Tecidos do Norte de Minas–Coteminas | 67,579 | 11,934,864 |
| Cia Energetica de Minas Gerais | 119,417 | 4,714,154 |
| Cia Paranaense de Energia, Cl. B | 6,322 | 94,077 |
| Klabin | 818,600 | 2,700,036 |
| Telecomunicacoes de Sao Paulo | 82,023 | 2,411,439 |
| Telemig Celular Participacoes | 3,343,823 | 8,198,028 |
| **Total Preferred Stocks** | | |
| (cost $23,462,091) | | **45,683,627** |

| Other Investment—.1% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,200,000) | 1,200,000 [d] | **1,200,000** |
| **Total Investments** (cost $1,060,069,008) | **98.5%** | **1,475,265,186** |
| **Cash and Receivables (Net)** | **1.5%** | **22,998,923** |
| **Net Assets** | **100.0%** | **1,498,264,109** |

*ADR—American Depository Receipts*
*GDR—Global Depository Receipts*

[a]  *Non-income producing security.*

[b]  *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2007, these securities amounted to $39,798,596 or 2.7% of net assets.*

[c]  *The value of this security has been determined in good faith under the direction of the Board of Directors.*

[d]  *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited) [†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Financial | 20.7 | Consumer Staples | 6.3 |
| Energy | 14.5 | Industrial | 5.4 |
| Information Technology | 13.2 | Utilities | 4.5 |
| Consumer Discretionary | 13.0 | Health Care | 2.1 |
| Telecommunication Services | 11.3 | Money Market Investment | .1 |
| Materials | 7.4 | | **98.5** |

[†]  *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

May 31, 2007

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments: | | |
| Unaffiliated issuers | 1,058,869,008 | 1,474,065,186 |
| Affiliated issuers | 1,200,000 | 1,200,000 |
| Cash | | 1,452,360 |
| Cash denominated in foreign currencies | 20,065,989 | 20,232,860 |
| Receivable for investment securities sold | | 8,798,936 |
| Dividends and interest receivable | | 6,765,732 |
| Receivable for shares of Common Stock subscribed | | 407,971 |
| Unrealized appreciation on forward currency exchange contracts–Note 4 | | 13,783 |
| Prepaid expenses | | 30,807 |
| | | **1,512,967,635** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 1,885,091 |
| Payable for investment securities purchased | | 7,612,094 |
| Payable for shares of Common Stock redeemed | | 3,497,133 |
| Unrealized depreciation on forward currency exchange contracts–Note 4 | | 9,120 |
| Accrued expenses | | 1,700,088 |
| | | **14,703,526** |
| **Net Assets ($)** | | **1,498,264,109** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 907,980,665 |
| Accumulated undistributed investment income–net | | 12,905,275 |
| Accumulated net realized gain (loss) on investments | | 161,920,000 |
| Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions | | 415,458,169 |
| **Net Assets ($)** | | **1,498,264,109** |

**Net Asset Value Per Share**

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Net Assets ($) | 1,138,915,823 | 4,146,193 | 8,851,930 | 346,254,481 | 95,682 |
| Shares Outstanding | 48,649,913 | 181,790 | 386,792 | 14,735,385 | 4,143 |
| **Net Asset Value Per Share ($)** | **23.41** | **22.81** | **22.89** | **23.50** | **23.09** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended May 31, 2007

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $4,673,739 foreign taxes withheld at source): | |
|   Unaffiliated issuers | 36,180,547 |
|   Affiliated issuers | 578,905 |
| Interest | 120,066 |
| **Total Income** | **36,879,518** |
| **Expenses:** | |
| Management fee–Note 3(a) | 17,362,548 |
| Shareholder servicing costs–Note 3(c) | 4,386,286 |
| Custodian fees | 2,235,044 |
| Prospectus and shareholders' reports | 206,047 |
| Directors' fees and expenses–Note 3(d) | 94,720 |
| Registration fees | 93,931 |
| Distribution fees–Note 3(b) | 90,623 |
| Professional fees | 76,722 |
| Loan commitment fees–Note 2 | 7,233 |
| Miscellaneous | 76,976 |
| **Total Expenses** | **24,630,130** |
| **Investment Income–Net** | **12,249,388** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments and foreign currency transactions (net of $162,232 foreign taxes) | 280,808,073 |
| Net realized gain (loss) on forward currency exchange contracts | (1,350,314) |
| **Net Realized Gain (Loss)** | **279,457,759** |
| Net unrealized appreciation (depreciation) on investments and foreign currency transactions | 98,573,278 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **378,031,037** |
| **Net Increase in Net Assets Resulting from Operations** | **390,280,425** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended May 31, | |
|  | 2007 | 2006 |
|---|---|---|
| **Operations ($):** | | |
| Investment income–net | 12,249,388 | 12,947,921 |
| Net realized gain (loss) on investments | 279,457,759 | 306,797,202 |
| Net unrealized appreciation (depreciation) on investments | 98,573,278 | 69,492,428 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **390,280,425** | **389,237,551** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A shares | (5,120,080) | (17,085,237) |
| Class B shares | – | (24,875) |
| Class C shares | – | (56,946) |
| Class R shares | (1,129,278) | (599,406) |
| Class T shares | (79) | (656) |
| Net realized gain on investments: | | |
| Class A shares | (299,237,078) | (148,048,021) |
| Class B shares | (986,733) | (484,587) |
| Class C shares | (1,989,363) | (1,020,019) |
| Class R shares | (35,402,940) | (4,209,879) |
| Class T shares | (19,841) | (7,746) |
| **Total Dividends** | **(343,885,392)** | **(171,537,372)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 219,278,182 | 302,737,669 |
| Class B shares | 109,886 | 454,468 |
| Class C shares | 268,038 | 937,023 |
| Class R shares | 300,542,908 | 18,733,792 |

| | Year Ended May 31, | |
|---|---|---|
| | 2007 | 2006 |
| **Capital Stock Transactions ($) (continued):** | | |
| Dividends reinvested: | | |
| Class A shares | 270,974,480 | 140,092,027 |
| Class B shares | 889,139 | 456,277 |
| Class C shares | 1,710,596 | 864,774 |
| Class R shares | 32,828,014 | 4,086,544 |
| Class T shares | 19,920 | 8,402 |
| Cost of shares redeemed: | | |
| Class A shares | (731,133,062) | (371,093,477) |
| Class B shares | (1,115,233) | (940,796) |
| Class C shares | (1,433,467) | (3,011,819) |
| Class R shares | (55,260,579) | (5,733,753) |
| Class T shares | (2,820) | (879) |
| **Increase (Decrease) in Net Assets** | | |
| **  from Capital Stock Transactions** | **37,676,002** | **87,590,252** |
| **Total Increase (Decrease) in Net Assets** | **84,071,035** | **305,290,431** |
| **Net Assets ($):** | | |
| Beginning of Period | 1,414,193,074 | 1,108,902,643 |
| **End of Period** | **1,498,264,109** | **1,414,193,074** |
| Undistributed investment income–net | 12,905,275 | 5,053,972 |

| | Year Ended May 31, | |
|---|---|---|
| | 2007 | 2006 |
| **Capital Share Transactions:** | | |
| **Class A**[a] | | |
| Shares sold | 9,768,629 | 13,288,763 |
| Shares issued for dividends reinvested | 12,965,180 | 6,473,504 |
| Shares redeemed | (32,730,134) | (16,046,530) |
| **Net Increase (Decrease) in Shares Outstanding** | **(9,996,325)** | **3,715,737** |
| **Class B**[a] | | |
| Shares sold | 5,184 | 20,916 |
| Shares issued for dividends reinvested | 43,521 | 21,309 |
| Shares redeemed | (50,026) | (40,384) |
| **Net Increase (Decrease) in Shares Outstanding** | **(1,321)** | **1,841** |
| **Class C** | | |
| Shares sold | 12,548 | 42,764 |
| Shares issued for dividends reinvested | 83,443 | 40,429 |
| Shares redeemed | (65,311) | (132,187) |
| **Net Increase (Decrease) in Shares Outstanding** | **30,680** | **(48,994)** |
| **Class R** | | |
| Shares sold | 13,562,681 | 811,541 |
| Shares issued for dividends reinvested | 1,566,970 | 188,407 |
| Shares redeemed | (2,521,670) | (237,328) |
| **Net Increase (Decrease) in Shares Outstanding** | **12,607,981** | **762,620** |
| **Class T** | | |
| Shares issued for dividends reinvested | 964 | 392 |
| Shares redeemed | (115) | – |
| **Net Increase (Decrease) in Shares Outstanding** | **849** | **392** |

[a] *During the period ended May 31, 2007, 2,317 Class B shares representing $52,183 were automatically converted to 2,270 Class A shares and during the period ended May 31, 2006, 7,346 Class B shares representing $167,772 were automatically converted to 7,223 Class A shares.*
*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended May 31, | | | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2007 | 2006 | 2005 | 2004 | 2003[a] |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 23.06 | 19.50 | 16.77 | 12.25 | 13.07 |
| Investment Operations: | | | | | |
| Investment income—net[b] | .17 | .21 | .23 | .16 | .10 |
| Net realized and unrealized gain (loss) on investments | 6.53 | 6.33 | 4.22 | 4.47 | (.83) |
| Total from Investment Operations | 6.70 | 6.54 | 4.45 | 4.63 | (.73) |
| Distributions: | | | | | |
| Dividends from investment income—net | (.11) | (.31) | (.08) | (.11) | (.10) |
| Dividends from net realized gain on investments | (6.24) | (2.67) | (1.64) | – | – |
| Total Distributions | (6.35) | (2.98) | (1.72) | (.11) | (.10) |
| Redemption fee added to paid-in capital | – | – | – | – | .01 |
| Net asset value, end of period | 23.41 | 23.06 | 19.50 | 16.77 | 12.25 |
| **Total Return (%)[c]** | 32.36 | 34.52 | 26.47 | 37.65 | (5.39) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.81 | 1.81 | 1.85 | 1.86 | 1.96 |
| Ratio of net expenses to average net assets | 1.81 | 1.80 | 1.85 | 1.86 | 1.96 |
| Ratio of net investment income to average net assets | .75 | .94 | 1.22 | .97 | .90 |
| Portfolio Turnover Rate | 49.56 | 50.00 | 41.36 | 47.45 | 48.52 |
| Net Assets, end of period ($ x 1,000) | 1,138,916 | 1,352,639 | 1,070,893 | 906,065 | 542,076 |

[a]  *The fund changed to a five class fund on November 15, 2002. The existing shares were redesignated Class A shares.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Exclusive of sales charge.*
*See notes to financial statements.*

| | Year Ended May 31, | | | | |
|---|---|---|---|---|---|
| **Class B Shares** | 2007 | 2006 | 2005 | 2004 | 2003[a] |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 22.67 | 19.21 | 16.61 | 12.20 | 10.84 |
| Investment Operations: | | | | | |
| Investment income–net[b] | .02 | .04 | .06 | .02 | .10 |
| Net realized and unrealized gain (loss) on investments | 6.36 | 6.23 | 4.18 | 4.46 | 1.36 |
| Total from Investment Operations | 6.38 | 6.27 | 4.24 | 4.48 | 1.46 |
| Distributions: | | | | | |
| Dividends from investment income–net | – | (.14) | – | (.07) | (.10) |
| Dividends from net realized gain on investments | (6.24) | (2.67) | (1.64) | – | – |
| Total Distributions | (6.24) | (2.81) | (1.64) | (.07) | (.10) |
| Net asset value, end of period | 22.81 | 22.67 | 19.21 | 16.61 | 12.20 |
| **Total Return (%)[c]** | 31.36 | 33.53 | 25.46 | 36.70 | 13.56[d] |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 2.55 | 2.57 | 2.67 | 2.63 | 1.46[d] |
| Ratio of net expenses to average net assets | 2.55 | 2.57 | 2.67 | 2.63 | 1.46[d] |
| Ratio of net investment income to average net assets | .08 | .16 | .32 | .11 | 1.06[d] |
| Portfolio Turnover Rate | 49.56 | 50.00 | 41.36 | 47.45 | 48.52 |
| Net Assets, end of period ($ x 1,000) | 4,146 | 4,151 | 3,481 | 3,246 | 536 |

[a] *From November 15, 2002 (commencement of initial offering) to May 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
*See notes to financial statements.*

| | | Year Ended May 31, | | | |
|---|---|---|---|---|---|
| **Class C Shares** | 2007 | 2006 | 2005 | 2004 | 2003[a] |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 22.72 | 19.25 | 16.63 | 12.22 | 10.84 |
| Investment Operations: | | | | | |
| Investment income—net[b] | .03 | .05 | .07 | .02 | .11 |
| Net realized and unrealized<br>   gain (loss) on investments | 6.38 | 6.24 | 4.19 | 4.46 | 1.37 |
| Total from Investment Operations | 6.41 | 6.29 | 4.26 | 4.48 | 1.48 |
| Distributions: | | | | | |
| Dividends from investment income—net | – | (.15) | – | (.07) | (.10) |
| Dividends from net realized<br>   gain on investments | (6.24) | (2.67) | (1.64) | – | – |
| Total Distributions | (6.24) | (2.82) | (1.64) | (.07) | (.10) |
| Net asset value, end of period | 22.89 | 22.72 | 19.25 | 16.63 | 12.22 |
| **Total Return (%)[c]** | 31.43 | 33.58 | 25.47 | 36.72 | 13.75[d] |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses<br>   to average net assets | 2.52 | 2.53 | 2.61 | 2.58 | 1.47[d] |
| Ratio of net expenses<br>   to average net assets | 2.52 | 2.52 | 2.61 | 2.58 | 1.47[d] |
| Ratio of net investment income<br>   to average net assets | .14 | .20 | .39 | .11 | 1.11[d] |
| Portfolio Turnover Rate | 49.56 | 50.00 | 41.36 | 47.45 | 48.52 |
| Net Assets, end of period ($ x 1,000) | 8,852 | 8,092 | 7,797 | 8,947 | 1,726 |

[a]  *From November 15, 2002 (commencement of initial offering) to May 31, 2003.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Exclusive of sales charge.*
[d]  *Not annualized.*
*See notes to financial statements.*

| Class R Shares | Year Ended May 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003[a] |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 23.14 | 19.55 | 16.80 | 12.27 | 10.84 |
| Investment Operations: | | | | | |
| Investment income—net[b] | .39 | .31 | .29 | .21 | .14 |
| Net realized and unrealized gain (loss) on investments | 6.41 | 6.33 | 4.24 | 4.47 | 1.40 |
| Total from Investment Operations | 6.80 | 6.64 | 4.53 | 4.68 | 1.54 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.20) | (.38) | (.14) | (.15) | (.11) |
| Dividends from net realized gain on investments | (6.24) | (2.67) | (1.64) | – | – |
| Total Distributions | (6.44) | (3.05) | (1.78) | (.15) | (.11) |
| Net asset value, end of period | 23.50 | 23.14 | 19.55 | 16.80 | 12.27 |
| **Total Return (%)** | 32.78 | 35.00 | 26.87 | 38.19 | 14.32[c] |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.48 | 1.47 | 1.49 | 1.52 | .89[c] |
| Ratio of net expenses to average net assets | 1.48 | 1.46 | 1.49 | 1.52 | .89[c] |
| Ratio of net investment income to average net assets | 1.79 | 1.33 | 1.52 | 1.26 | 1.61[c] |
| Portfolio Turnover Rate | 49.56 | 50.00 | 41.36 | 47.45 | 48.52 |
| Net Assets, end of period ($ x 1,000) | 346,254 | 49,236 | 26,675 | 8,036 | 2,745 |

[a]  *From November 15, 2002 (commencement of initial offering) to May 31, 2003.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Not annualized.*
*See notes to financial statements.*

| | Year Ended May 31, | | | | |
|---|---|---|---|---|---|
| Class T Shares | 2007 | 2006 | 2005 | 2004 | 2003[a] |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 22.83 | 19.31 | 16.63 | 12.19 | 10.84 |
| Investment Operations: | | | | | |
| Investment income−net[b] | .12 | .14 | .14 | .07 | .06 |
| Net realized and unrealized gain (loss) on investments | 6.41 | 6.28 | 4.18 | 4.47 | 1.39 |
| Total from Investment Operations | 6.53 | 6.42 | 4.32 | 4.54 | 1.45 |
| Distributions: | | | | | |
| Dividends from investment income−net | (.03) | (.23) | − | (.10) | (.10) |
| Dividends from net realized gain on investments | (6.24) | (2.67) | (1.64) | − | − |
| Total Distributions | (6.27) | (2.90) | (1.64) | (.10) | (.10) |
| Net asset value, end of period | 23.09 | 22.83 | 19.31 | 16.63 | 12.19 |
| **Total Return (%)[c]** | 31.83 | 34.19 | 25.84 | 37.33 | 13.47[d] |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 2.16 | 2.16 | 2.27 | 2.24 | 1.49[d] |
| Ratio of net expenses to average net assets | 2.16 | 2.15 | 2.27 | 2.24 | 1.49[d] |
| Ratio of net investment income to average net assets | .53 | .59 | .77 | .45 | .52[d] |
| Portfolio Turnover Rate | 49.56 | 50.00 | 41.36 | 47.45 | 48.52 |
| Net Assets, end of period ($ x 1,000) | 96 | 75 | 56 | 77 | 5 |

[a]  *From November 15, 2002 (commencement of initial offering) to May 31, 2003.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Exclusive of sales charge.*
[d]  *Not annualized.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Emerging Markets Fund (the "fund") is a separate non-diversified series of Dreyfus International Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers one series, the fund. The fund's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. Effective June 30, 2007, the Distributor will be known as MBSC Securities Corporation. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase. Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Foreign currency transactions:** The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

**(c) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

**(d) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(e) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(f) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At May 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $53,874,112, undistributed capital gains $127,254,471 and unrealized appreciation $409,154,861.

The tax character of distributions paid to shareholders during the fiscal periods ended May 31, 2007 and May 31, 2006, were as follows: ordinary income $66,930,653 and $38,088,139 and long-term capital gains $276,954,739 and $133,449,233, respectively.

During the period ended May 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for passive foreign investment companies, foreign currency gains and losses and Indian capital gain taxes, the fund increased accumulated undistributed investment income-net by $1,851,352 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions.

In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing. During the period ended May 31, 2007, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of 1.25% of the value of the fund's average daily net assets and is payable monthly.

During the period ended May 31, 2007, the Distributor retained $5,127 from commissions earned on sales of the fund's Class A shares and $7,671 and $72 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at the annual rates of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended May 31, 2007, Class B, Class C and Class T shares were charged $30,117, $60,301 and $205, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended May 31, 2007, Class A, Class B, Class C and Class T shares were charged $2,997,768, $10,039, $20,100 and $205, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2007, the fund was charged $203,338 pursuant to the transfer agency agreement.

During the period ended May 31, 2007, the fund was charged $4,089 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $1,593,541, Rule 12b-1 distribution plan fees $8,253, shareholder services plan fees $245,569, chief compliance officer fees $3,748 and transfer agency per account fees $33,980.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

**(e)** Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended May 31, 2007, amounted to $676,686,193 and $956,914,360, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at May 31, 2007:

| Forward Currency Exchange Contracts | Foreign Currency Amounts | Cost ($) | Value ($) | Unrealized Appreciation (Depreciation) ($) |
|---|---|---|---|---|
| **Purchases:** | | | | |
| Brazilian Real, expiring 6/1/2007 | 144,014 | 74,407 | 74,805 | 398 |
| Hong Kong Dollar, expiring 6/1/2007 | 13,015,828 | 1,666,901 | 1,666,922 | 21 |
| Malaysian Ringgit, expiring 6/1/2007 | 1,524,297 | 448,587 | 448,521 | (66) |
| Malaysian Ringgit, expiring 6/4/2007 | 553,535 | 162,948 | 162,876 | (72) |
| Thai Baht, expiring 6/4/2007 | 12,798,996 | 375,667 | 389,027 | 13,360 |
| **Sales:** | | **Proceeds ($)** | | |
| Brazilian Real, expiring 6/1/2007 | 960,011 | 496,001 | 498,655 | (2,654) |
| South African Rand, expiring 6/4/2007 | 35,636 | 4,999 | 4,995 | 4 |
| Thai Baht, expiring 6/1/2007 | 2,914,634 | 85,549 | 88,591 | (3,042) |
| Thai Baht, expiring 6/4/2007 | 3,148,518 | 92,413 | 95,699 | (3,286) |
| **Total** | | | | **4,663** |

At May 31, 2007, the cost of investments for federal income tax purposes was $1,066,372,315; accordingly, accumulated net unrealized appreciation on investments was $408,892,871, consisting of $431,619,720 gross unrealized appreciation and $22,726,849 gross unrealized depreciation.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Directors**
**Dreyfus Premier Emerging Markets fund**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Emerging Markets Fund (one of the fund's comprising Dreyfus International Funds, Inc.) as of May 31, 2007, and the related statement of operations for the year ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of May 31, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Emerging Markets Fund as of May 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.generally accepted accounting principles.

*Ernst + Young LLP*

New York, New York
July 16, 2007

# IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the Fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the Fund hereby makes the following designations regarding its fiscal year ended May 31, 2007:

— the total amount of taxes paid to foreign countries was $4,177,512.

— the total amount of income sourced from foreign countries was $31,029,109.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign source income for the 2007 calendar year with Form 1099-DIV which will be mailed by January 31, 2008. Also, certain dividends paid by the Fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $19,237,117 represents the maximum amount that may be considered qualified dividend income. Also, the fund designates $5.1200 per share as a long-term capital gain distribution and $1.1218 per share as a short-term capital gain distribution paid on December 27, 2006.

# INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board held on March 7 and 8, 2007, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent provider

of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted, among other things, that the fund's average annual total return ranked in the fifth quintile of its Performance Group and its Performance Universe for the one- and two year periods ended December 31, 2006. The Board also noted that the fund's absolute returns were strong, but relative performance was hurt by the fund's lower risk profile during a period in which higher risk securities outperformed.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that the fund's actual management fee ranked in the fourth quintile of its Expense Group and Expense Universe and the total expenses ranked in the second quartile in the Expense Group and Expense Universe (the first quintile represents those funds with the lowest expenses).

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund having achieved a substantial size with increasing assets and that, if a fund's assets had been relatively static, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangements in place for the fund and its effect on Dreyfus's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board was generally satisfied with the fund's performance in light of the portfolio's risk profile.
- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

**Joseph S. DiMartino (63)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 168

---

**Peggy C. Davis (64)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 68

---

**David P. Feldman (67)**
**Board Member (1994)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director
- QMED, a medical device company, Director

*No. of Portfolios for which Board Member Serves:* 50

## James F. Henry (76)
## Board Member (1993)

*Principal Occupation During Past 5 Years:*
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

*Other Board Memberships and Affiliations:*
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

*No. of Portfolios for which Board Member Serves:* 41

———————

## Ehud Houminer (66)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
- Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

*No. of Portfolios for which Board Member Serves:* 69

———————

## Gloria Messinger (77)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

*Other Board Memberships and Affiliations:*
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

*No. of Portfolios for which Board Member Serves:* 41

## Dr. Martin Peretz (67)
## Board Member (1993)

*Principal Occupation During Past 5 Years:*
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2002)
- Director of TheStreet.com, a financial information service on the web

*Other Board Memberships and Affiliations:*
- American Council of Trustees and Alumni, Director
- Pershing Square Capital Management, Adviser
- Montefiore Ventures, General Partner
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

*No. of Portfolios for which Board Member Serves:* 41

---

## Anne Wexler (77)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
- Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

*Other Board Memberships and Affiliations:*
- Wilshire Mutual Funds (5 funds), Director
- National Parks Association, Director
- The Community Foundation for the National Capital Region, Director
- Member of the Council of Foreign Relations
- Member of the National Park Foundation

*No. of Portfolios for which Board Member Serves:* 50

---

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*John M. Fraser, Jr., Emeritus Board Member*
*Rosalind G. Jacobs, Emeritus Board Member*
*Dr. Paul A. Marks, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 86 investment companies (comprised of 168 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1998.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 61 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (87 investment companies, comprised of 184 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus Premier
Emerging Markets Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: DRFMX | Class B: DBPEX | Class C: DCPEX |
|---|---|---|---|
| | Class I: DRPEX | Class T: DTPEX | |

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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